Exhibit 12


                            SOUTH JERSEY GAS COMPANY
 Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges
                                 (IN THOUSANDS)



                                                               Fiscal Year Ended December 31,
                                    -------------------------------------------------------------------------------
                                              2003            2002           2001           2000            1999
                                    -------------------------------------------------------------------------------

Net Income*                                 $26,608         $23,222        $21,527         $21,855         $20,367

Income Taxes, Net                            19,619          17,372         15,693          16,703          15,445

Fixed Charges**                              19,868          20,972         23,409          24,255          24,033

Capitalized Interest                           (564)           (359)          (221)            (24)           (390)
                                    -------------------------------------------------------------------------------

Total Available for Coverage                $65,531         $61,207        $60,408         $62,789         $59,455
                                    ===============================================================================

Total Available                                3.3x            2.9x           2.6x            2.6x            2.5x
------------------------------------
Fixed Charges



 *  Net Income before Discontinued Operations

**  Fixed charges consist of interest charges and preferred
     dividend requirement amounting to $135,000 in 2003 ( rentals are not material).